March 29, 2007
VIA EDGAR AND FEDERAL EXPRESS

David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:	Argo-Tech Corporation
Form 10-K for fiscal year ended October 28, 2006
Filed January 26, 2007
File Number 333-38223
Dear Mr. Humphrey:
     This letter is being submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that appeared in your letter, dated March 12, 2007, to Mr. John S. Glover, Chief Financial Officer, Argo-Tech Corporation (“Argo-Tech” or the “Company”), with respect to the filing referenced above. On March 16, 2007, Eaton Corporation (the “Company”) completed the purchase of AT Holdings Corporation, the parent company of Argo-Tech. Prior to the acquisition, Argo-Tech was a “voluntary filer” of periodic reports under the Securities Exchange Act of 1934 (the “Exchange Act”) solely as a result of covenants set forth in the indenture applicable to its 9.25% notes. In connection with the acquisition, Argo-Tech tendered for and purchased all of the outstanding notes, and the indenture for the notes was amended to provide that Argo-Tech was no longer obligated to file reports under the Exchange Act pursuant to the indenture. Argo-Tech has filed a Form 15 with the Commission and will no longer being filing periodic reports under the Exchange Act. In response to the specific comments below, Argo-Tech notes that it will comply with the comments in any future filings it makes, but notes that it does not intend to make any further filings under the Exchange Act. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response.
Form 10-K for Fiscal year Ended December 31, 2006
Selected Financial Data, page 14
1.	Item 301 of Regulation S-K requires the disclosure of long-term obligations on a GAAP basis. The balance of these obligations as reported in the table should agree with the balance reported on your balance sheet, similar to the manner in which you have reported total assets. We will not object if you also wish to disclose the amount of any related “fair market value adjustment” in an accompanying footnote to the table. Please revise your disclosures accordingly.

David R. Humphrey, Securities and Exchange Commission
March 29, 2007

In any future filings, the Company will disclose long-term obligations on a GAAP basis, as requested by the Staff.

2.	The non-GAAP financial measures EBITDA and Adjusted EBITDA are subject to the requirements of Item 10 of Regulation S-X when they are included in a filed document such as a Form 10-K or Form 10-Q. You justify the use of these measures, in Footnote (5) to the table, as measures of your “liquidity position” and because certain covenants in your borrowing arrangements are tied to similar measures. With regard to EBITDA, we will not object to its inclusion in the selected financial data table if it is reconciled to the most directly comparable GAAP financial measure of liquidity. Your current presentation reconciles EBITDA to net income (loss), a performance measure. Please revise.

In any future filings, the Company will reconcile EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial measure of liquidity.

3.	If your current presentation of Adjusted EBITDA is consistent with a material covenant in your credit agreement, we will not object to its inclusion specifically within the “Liquidity and Capital Resources” discussion in MD&A. However, your presentation and accompanying disclosures should fully comply with the guidance set forth in the answer to Question 10 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” issued June 13, 2003. Please provide us with a supplemental draft of your proposed revisions in your response. In addition, please provide us with a copy of the relevant covenant to your credit agreement in support of your computation. Alternatively, please delete this measure from your filing as it does not otherwise comply with the requirements of Item 10 of Regulation S-X. This comment applies to “Adjusted EBITDA margin” as well.

In any future filings, if the Company’s presentation of Adjusted EBITDA and Adjusted EBITDA margin continues to be consistent with loan covenants, the Company will comply with the guidance in the referenced FAQ issued June 13, 2003 or, alternatively, will delete this measure from any future filings.
Management’s Discussion and Analysis, page 18
Results of Operations
4.	We note that you provide a discussion of your gross profit by business segment within MD&A. However, Note 14, “Segment Information,” to your audited financial statements discloses that you evaluate the performance or your segments based primarily on ‘operating profit before amortization of

David R. Humphrey, Securities and Exchange Commission
March 29, 2007

deferred financing fees...and income taxes.’ As such, please discuss this profitability measure instead as identified in your audited segment footnote, and clarify in MD&A if true, that such measure is used by management as the primary profitability measure used to evaluate segment performance and in allocating resources. Finally, please expand the table in Note 14 to disclosure the amount of assets by segment and on a consolidated basis. That particular measure is required by paragraph 27 of SFAS No. 131. In this regard we note that you report capital expenditures and depreciation by segment.

In any future filings, the Company will discuss operating profit before amortization of deferred financing fees and income taxes in the segment information footnote. If this measure continues to be used as management’s primary profitability measure for segment performance and the allocation of resources the Company will disclose this fact in MD&A in any future filings. Further, in any future filings, the Company will expand the table in Note 14 to disclose the amount of assets by segment and on a consolidated basis.
Financial Statements
Note 3. Merger, page F-7
5.	See the discussion paragraph of the ‘pro forma results of operations.’ To facilitate the readers understanding, please expand the narrative to also disclose the fair value write-up amount of the respective asset and liability for each of the item numbers (i) through (v). For example, disclose the fair value adjustments made to the historical carrying amounts of inventory and the Notes. This comment applies to the disclosures on pages 20 and 22 as well.

In any future filings, the Company will expand the narrative to disclose the fair value write-up amount of the referenced asset and liability items.

6.	If you elect to make reference to an independent or third-party valuation or appraisal, you must specifically identify the appraiser in your report. Please revise accordingly or delete any such reference from your filings. In addition, if you incorporate a report with such a reference into any Registration Statement, the appraiser must be identified as an expert in the Registration Statement and his consent must be filed as an exhibit. Please revise or advise, as appropriate. This comment applies to any other references of this kind as well, including the references on pages 19 and 22 of your Form 10-K.

David R. Humphrey, Securities and Exchange Commission
March 29, 2007

In any future filings, the Company will either identify any independent or third-party appraiser and will file such person’s consent as an Exhibit or the Company will not make reference to such persons.
Note 4. Summary of Significant Accounting Policies, page F-8
Goodwill and Intangible Assets
7.	We assume that customer relationships represent the intangible asset previously described as “spare parts annuity.” Please confirm. Alternatively please describe the nature of these relationships and the bases for using an amortization period of 20 to 25 years.

In any future filings, the Company will clarify that customer relationships represent the referenced intangible asset and will describe the nature of the relationships that support the basis for using an amortization period of 20 to 25 years.
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     As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff’s comments and changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
     Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 523-4103.
Very truly yours,
/s/ Earl R. Franklin
Earl R. Franklin

Vice President and Secretary
cc: John M. Gherlein, Baker & Hostetler LLP